June 30, 2006

Via U.S. Mail and Facsimile

Sian Herbert-Jones
Chief Financial Officer
Sodexho Alliance, SA
3 Avenue Newton
78180 Montigny-le-Bretonneux
France

RE:		Sodexho Alliance, SA
		Form 20-F for the fiscal year ended August 31, 2005 Response letter dated June 26, 2006
		File No. 1-31274

Dear Mr. Herbert-Jones:

      We have reviewed your response letter dated June 26, 2006, and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

We note the representations in your response letter of June 26, 2006, that you do not currently have activities in Iran, and that Mr. Japy`s comments regarding Iran spoke only to market potential in the longer term. Please advise us whether you anticipate having operations or other contacts in, or with, Iran during the remainder of the current fiscal year or during the next fiscal year.



Please understand that we may have additional comments after we review your response to our comment. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pieter Weyts
	Davis Polk & Wardwell
	15 Avenue Matignon
	75008 Paris
	France


		Karen Garnett
		Assistant Director
		Division of Corporation Finance
Sian Herbert-Jones
Sodexho Alliance, SA
June 30, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE